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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Deputy President and
                                            Chief Financial Officer

July 31, 2012

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                                                                   July 31, 2012

To whom it may concern,

                                             Company:        RICOH COMPANY, LTD.
                                             Representative: Shiro Kondo

                                                             President and CEO
                                             Contact:        Yutaka Kaneko
                                                             General Manager
                                                             PR Department
                                                             +81-3-6278-5228

RICOH REORGANIZES ITS DOMESTIC DESIGN AND MANUFACTURING FUNCTIONS

Ricoh Company, Ltd. (President and CEO: Shiro Kondo; hereinafter "Ricoh") has decided to reorganize its domestic design and manufacturing functions. Specifically, the functions of designing and manufacturing imaging equipment hitherto assumed by Ricoh's affiliated manufacturing companies and parts of Ricoh itself will be integrated into two separate companies - one responsible for design and the other for production - that will be newly established in April 2013.

As the Ricoh Group faces radical changes in the business environment, such as a stronger yen and tougher global competition, it is in the process of restructuring itself into a highly competitive organization that can continue to grow even in such a climate. The reorganization is aimed at reinforcing the Ricoh Group's design and manufacturing functions for imaging equipment in order to simultaneously achieve three objectives: 1) to continue to create products and services that offer new customer value, 2) to strengthen our ability to manufacture products that outperform the competition in the global marketplace, and 3) to acquire the ability to design and manufacture products at costs lower than the competition.

The processes for establishing the new companies, their names and other details will be announced as soon as they are worked out.

                         (Outline of the Reorganization)

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1.    Design function

      The design functions of Tohoku Ricoh Co., Ltd., Ricoh Unitechno Co., Ltd. and Ricoh Elemex Corporation and a part of Ricoh's design function will be integrated into a new company, with a view to build a structure for developing products free from vertical barriers, and maximize design efficiency and the ability to develop products. Through these changes, Ricoh is aiming to fulfill three objectives in its core business areas - enhancement in development productivity, improvement of its technological ability to lower costs, and reinforcement of its ability to respond to customer needs -also accelerating the creation of a structure in which resources can be allocated to new business areas as well as growing and prioritized areas.

2.    Manufacturing function

      The manufacturing functions of Tohoku Ricoh Co., Ltd., Ricoh Printing Systems. Ltd. and Ricoh Unitechno Co., Ltd. and parts of Ricoh's manufacturing function will be integrated into the other new company to create a structure in which the management resources of the entire Ricoh Group will be utilized effectively. As an advanced manufacturer looking to reinforce the technological development of not only products but also key parts and new business areas with an eye on the next generation, the new company will train human resources to take over, develop and pass on the manufacturing technologies of the Ricoh Group on a worldwide scale, as well as strengthening our overall manufacturing ability.